UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ___TO ___
COMMISSION FILE NUMBER 0-14120
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Advanta Corp. Employee Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Advanta Corp.
Welsh and McKean Roads
P.O. Box 844
Spring House, PA 19477-0844

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanta Corp. Employee Savings Plan
Dated: June 28, 2007	By:	/s/ Philip M. Browne
Philip M. Browne
Member of the Committee Administering the Plan

Advanta Corp.
Employee Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Advanta Corp. Employee Savings Plan
Administrative Committee:
We have audited the accompanying statements of assets available for benefits of Advanta Corp. Employee Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Philadelphia, PA
June 28, 2007

Advanta Corp.
Employee Savings Plan
Statements of Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments (at fair value)	$59,491,689	$48,737,863
Employer contribution receivable	972,110	958,614
Participant loans receivable	708,390	515,011
Cash and cash equivalents	68,746	20,267

Total assets reflecting investments at fair value	61,240,935	50,231,755
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Common Trust Fund	41,334	34,428

Total assets available for benefits	$61,282,269	$50,266,183

See accompanying notes to financial statements.

Advanta Corp.
Employee Savings Plan
Statement of Changes in Assets Available for Benefits
Year Ended December 31, 2006

Increases:
Net increase in fair value of investments	$5,850,206
Interest and dividend income	2,981,486
Employee contributions	3,364,976
Employer contributions	1,858,060
Rollovers	434,847

Total increases	14,489,575

Decreases:
Distributions to participants	(3,473,489)

Total decreases	(3,473,489)

Net increase in assets available for benefits	11,016,086

Assets available for benefits, beginning of year	50,266,183

Assets available for benefits, end of year	$61,282,269

See accompanying notes to financial statements.

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 1) Description of Plan
The Advanta Corp. Employee Savings Plan (the “Plan”), as amended, was adopted effective July 1, 1983 and is a defined contribution plan available to all employees of Advanta Corp. and its subsidiaries (“Advanta”) who have reached age 21 with six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan as of December 31, 2006 provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Participants may elect to defer a portion of their compensation before certain taxes are deducted. Advanta may elect to limit the maximum percentage a participant may contribute to the extent it determines that such limitation is necessary in order to comply with the rules for plan qualification under Sections 401(a) and (k) of the Internal Revenue Code. In 2006, eligible participants could elect to contribute up to 25% of their salary subject to the limits under Section 401 of the Internal Revenue Code. Advanta also makes matching contributions to the Plan, a portion of which is made on a per pay period basis. Such employer contributions are equal to 50% of each employee’s contributions to the Plan up to 5% of the employee’s compensation (so that the initial maximum matching contribution by Advanta would be 2.5% of an employee’s compensation) subject to certain limitations on matching contributions to highly compensated employees under applicable provisions of the Internal Revenue Code. Advanta may make an additional matching contribution as of the end of the Plan year for the benefit of participants who are employed as of the last day of the Plan year. Total employer contributions in 2006 were 100% of the first 5% of employees’ compensation contributed to the Plan, subject to the above-referenced limitations. Eligible participants aged 50 or over may also elect to make additional catch-up contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act of 2001. These catch-up contributions are not eligible for employer matching contributions.
The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code. In order to comply with these standards, certain participants who are highly compensated employees (as defined in the Internal Revenue Code) may have a portion of their contributions refunded to them after the end of the Plan year or their contributions may be limited during the year. Further, the Plan also permits Advanta to make qualified non-elective contributions.

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Because contributions made under Section 401 cannot be included in the income of participants when made, they are fully taxable when distributed unless rolled over into another qualified plan or individual retirement account. Participants are fully vested as to employer and employee contribution accounts at all times.
Plan participants may invest their contributions in one or more investment funds and in shares of Advanta’s Class B Common Stock. The Plan invests cash related to pending trades in a short-term money market fund.
As provided for in the Plan document, loans are available to participants under certain specified conditions. The principal amount of a Plan loan to a participant may not exceed the lesser of $50,000 (reduced by the maximum amount of any Plan loans outstanding anytime during the preceding year) or 50% of a participant’s accrued benefit in the Plan. Plan loans are generally limited to a term of five years (or, in the case of a loan used to finance the acquisition of a principal residence, fifteen years) and currently bear an interest rate of the prime rate as published in the Wall Street Journal as of the date the loan is requested plus 1%. Plan loans are collateralized by the participant’s accrued benefit in the Plan.
While it is Advanta’s intention to continue the Plan in operation indefinitely, any termination of the Plan or discontinuance of contributions, subject to the provisions of ERISA, will not result in the use or diversion of Plan assets for any purposes other than the exclusive benefit of Plan participants and their beneficiaries.
Note 2) Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting. Certain prior period amounts have been reclassified to conform to the current year’s presentation.
Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at estimated fair value. Fair values for investments, other than the T. Rowe Price Stable Value Common Trust Fund (the “Stable Value Fund”), are based on quoted market prices. The Stable Value Fund invests principally in traditional investment contracts and synthetic investment contracts. The fair value of the Stable Value Fund is

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
based on the net assets at fair value as reported by the Stable Value Fund.
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) AAG INV–1 and SOP 94–4–1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP states that investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the defined contribution plan. As required by the FSP, the statement of assets available for benefits presents the Stable Value Fund, which invests in investment contracts, at fair value as well as an adjustment to contract value for fully benefit-responsive investment contracts held by the Stable Value Fund. The statement of changes in assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts in the Stable Value Fund. The Plan adopted the FSP for the Plan year ended December 31, 2006 and applied the FSP retroactively to the prior period presented on the statement of assets available for benefits. The implementation of this FSP had no impact on the Plan’s assets available for benefits or changes in assets available for benefits.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Participant Accounts
Plan participants may invest their contributions and employer contributions in one or more of the investment options offered by the Plan. Wilmington Trust Company is the Trustee of the Plan.
Investment income, representing interest and dividends, and changes in the fair value of investments, are credited to each participant on a daily basis based upon individual investment options selected.
Administrative Expenses
All administrative expenses of the Plan and other fees incident to the management of the Plan are paid for by Advanta, except for brokerage commissions and transfer taxes, if any.
Distributions to Participants
Distributions to participants are recorded when paid.

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Recently Issued Accounting Standards
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements. The statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The statement also establishes a framework for measuring fair value by creating a three-level fair value hierarchy that ranks the quality and reliability of information used to determine fair value, and requires new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. We do not expect the adoption of this statement effective January 1, 2008 to have a material impact on the Plan’s assets available for benefits.
Note 3) Investments
The fair values of individual investments that represent more than 5% of the Plan’s assets available for benefits were as follows as of December 31:

	2006	2005
T. Rowe Price Stable Value Common Trust Fund	$4,821,499	$4,091,416
Dodge & Cox Stock Fund	11,684,366	9,045,667
Vanguard 500 Index Fund –Institutional Class Shares	11,669,361	10,353,846
Dodge & Cox Balanced Fund	7,607,370	6,302,969
Vanguard International Growth Fund – Admiral Class Shares	5,386,346	3,634,835
American Funds – The Growth Fund of America – Class R-5 Shares	3,300,197	2,850,071
Advanta Corp.* Class B Common Stock	7,654,030	6,639,791

*	Party-in-interest to the Plan

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
The net increase in fair value of investments, including gains and losses on investments bought and sold, as well as held during the year, was comprised of the following for the year ended December 31, 2006:

Vanguard 500 Index Fund – Institutional Class Shares	$1,415,982
Dodge & Cox Stock Fund	1,113,168
Vanguard International Growth Fund – Admiral Class Shares	521,882
Dodge & Cox Balanced Fund	458,069
American Funds – The Growth Fund of America – Class R-5 Shares	191,293
Managers Special Equity Fund – I Class Shares	(93,531)
JP Morgan Mid Cap Value Fund – Class A Shares	92,826
American Beacon Funds Small-Cap Value Fund – Planahead Class Shares	63,729
Western Asset Core Bond Portfolio – Institutional Class Shares	15,688
PIMCO Real Return Fund – Institutional Class Shares	(14,056)
Goldman Sachs Growth Opportunities Fund – Class A Shares	2,119
Advanta Corp. Class A Common Stock	75,626
Advanta Corp. Class B Common Stock	2,007,411

Total net increase in fair value of investments	$5,850,206

Note 4) Federal Income Taxes
The Internal Revenue Service issued a favorable determination letter dated December 1, 2003, concerning the Plan as qualifying under applicable provisions of the Internal Revenue Code. The favorable determination letter was issued subject to the adoption of a technical amendment to the Plan. The technical amendment was adopted by the Plan on February 19, 2004. Although the Plan has been amended, including the technical amendment, since receiving the determination letter, the Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2006. Accordingly, no provision for income taxes is shown in the accompanying financial statements.
Note 5) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the statements of assets available for benefits.

Advanta Corp.
Employee Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 6) Reconciliation of Financial Statements to Form 5500
The following represents reconciliations between the amounts shown on the accompanying financial statements and the amounts reported on the Plan’s Form 5500.

	2006	2005
Assets available for benefits at December 31, as reported in the financial statements	$61,282,269	$50,266,183
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the T. Rowe the Price Stable Value Common Trust Fund	(41,334)	(34,428)

Assets available for benefits at December 31, as reported in the Plan’s Form 5500	$61,240,935	$50,231,755

2006
Net increase in assets available for benefits for the year ended December 31, as reported in the financial statements	$11,016,086
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Common Trust Fund at December 31, 2006	(41,334)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Common Trust Fund at December 31, 2005	34,428

Net increase in assets available for benefits for the year ended December 31, as reported in the Plan’s Form 5500	$11,009,180

Advanta Corp.
Employee Savings Plan
EIN 23-1462070
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

			Current
	Description	Cost**	Value
T. Rowe Price Stable Value Common Trust Fund	Common Trust Fund		$4,821,499
Dodge & Cox Stock Fund	Mutual Fund		11,684,366
Vanguard 500 Index Fund – Institutional Class Shares	Mutual Fund		11,669,361
Dodge & Cox Balanced Fund	Mutual Fund		7,607,370
Vanguard International Growth Fund – Admiral Class Shares	Mutual Fund		5,386,346
American Funds – The Growth Fund of America – Class R-5 Shares	Mutual Fund		3,300,197
Managers Special Equity Fund – I Class Shares	Mutual Fund		2,272,976
Western Asset Core Bond Portfolio – Institutional Class Shares	Mutual Fund		1,367,433
American Beacon Funds Small-Cap Value Fund – Planahead Class Shares	Mutual Fund		1,445,993
JP Morgan Mid Cap Value Fund – Class A Shares	Mutual Fund		1,263,525
PIMCO Real Return Fund – Institutional Class Shares	Mutual Fund		358,057
Goldman Sachs Growth Opportunities Fund – Class A Shares	Mutual Fund		345,232
Advanta Corp.* Class A Common Stock	Common Stock		315,304
Advanta Corp.* Class B Common Stock	Common Stock		7,654,030
Participant loans receivable*, bearing interest from 5.00% to 9.75%			708,390
Cash and cash equivalents			68,746

			$60,268,825

*	Party-in-interest to the Plan

**	Cost information is not required as investments are participant-directed.
See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm